INTER&CO, INC. Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE OF RELEVANT EQUITY SALE INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) (“Inter&Co” or “Company”), in compliance with the provisions of the Securities and Exchange Commission (“CVM”) in Article 12 of Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general that it has been notified by SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA and SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. ("Squadra Investimentos"), that they now hold 32,169,749 securities, equivalent to 9.96% of the Class A Common Shares issued by Inter&Co. The complete letter is attached to this 6K. According to Squadra Investimentos, the investment in the securities mentioned above is not aimed at altering the Company’s control or management structure. As provided in Resolution CVM No. 44, article 12, § 1, shareholders—whether direct or indirect—who engage in transactions that increase or decrease their equity participation to exceed or fall below the thresholds of 5%, 10% and so forth, of a class of shares issued by the Company, must disclose this information to the Company. After receiving the information, the Company must disclose it to the CVM and, if applicable, to the markets where its shares are admitted for trading. Belo Horizonte, July 29, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

Rio de Janeiro, 28 de julho de 2025. À INTER & Co, Inc. At.: Santiago Horácio Stel Diretoria de Relações com Investidores Via email santiago.stel@inter.co; maria.ferreira@inter.co Prezados Senhores, A SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.267.871/0001-40) e SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.278.157/0001-58), ambas com sede na cidade e estado do Rio de Janeiro, na Av. Borges de Medeiros nº 633, sala 704 (parte), vêm, nos termos da Resolução CVM n.º 44/2021, conforme alterada, solicitar a V.Sas. a divulgação, por meio do Sistema IPE, do seguinte “Comunicado ao Mercado”: COMUNICADO AO MERCADO Fundos de investimento geridos por SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. e investidores não residentes geridos por SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (“Investidores”), nos termos da Resolução CVM n.º 44/2021, conforme alterada, vêm informar que, em negociações realizadas no pregão da Bolsa de Valores de São Paulo – BOVESPA, negociaram valores mobiliários de emissão da INTER & CO, Inc (“Companhia”), sendo que, nesta data os Investidores passaram a deter 32.169.749 (trinta e dois milhões, cento e sessenta e nove mil e setecentos e quarenta e nove) ações, equivalentes a 9,96% (nove inteiros e noventa e seis centésimos por cento) das Class A Common Shares emitidas pela Inter&Co.. A referida participação dos Investidores é representada por (i) 30.880.744 (trinta milhões, oitocentos e oitenta mil e setecentos e quarenta e quatro) Brazilian Depositary Receipts (INBR32) detidos à vista, e (ii) 356.005 (trezentos e cinquenta e seis mil e cinco) Class A Common Shares detidas à vista, e (iii) 933.000 (novecentos e trinta e três mil) Brazilian Depositary Receipts (INBR32) referenciadas em instrumentos derivativos de liquidação física. Informamos que do total informado acima, 628.343 (seiscentos e vinte e oito mil e trezentos e quarenta e três) Brazilian Depositary Receipts (INBR32) encontram-se doados em empréstimo. Os Investidores são detentores, ainda, de exposição econômica vendida por meio de instrumentos derivativos de liquidação física referenciados em 1.866.000 (um milhão e oitocentos sessenta e seis mil) Brazilian Depositary Receipts (INBR32). Os Investidores declaram que as aquisições realizadas não objetivam alterar a composição do controle ou a estrutura administrativa da Companhia. Permanecemos à disposição para quaisquer esclarecimentos. ____________________________________________________________ Squadra Investimentos - Gestão de Recursos Ltda. / Squadra Investments - Gestão de Recursos Ltda.